OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ENVIRONMENTAL TECTONICS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.05 PER SHARE

(Title of Class of Securities)

294092 10 1

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 294092 10 1			Page 2 of 9 Pages

1.	Name of Reporting Person: ADVANCED TECHNOLOGY ASSET MANAGEMENT, LLC (f/k/a ETC Asset Management, LLC)		I.R.S. Identification Nos. of above persons (entities only): 63-1280098

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Alabama

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,057,720 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

		6.	Shared Voting Power: 43,900 shares of Common Stock

		7.	Sole Dispositive Power: 1,057,720 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

		8.	Shared Dispositive Power: 43,900 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,620 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.48%

12.	Type of Reporting Person: OO (Limited Liability Company)

13G
CUSIP No. 294092 10 1			Page 3 of 9 Pages

1.	Name of Reporting Person: T. TODD MARTIN, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,210,020 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

		6.	Shared Voting Power: 48,200

		7.	Sole Dispositive Power: 1,210,020 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

		8.	Shared Dispositive Power: 48,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,258,220 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.54%

12.	Type of Reporting Person: IN

13G
CUSIP No. 294092 10 1			Page 4 of 9 Pages

1.	Name of Reporting Person: ALLIED WILLIAMS COMPANIES, INC. (f/k/a Allied Bruce Terminix Companies, Inc.)		I.R.S. Identification Nos. of above persons (entities only): 62-0639224

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 26,900 shares of Common Stock

		6.	Shared Voting Power: 1,074,720 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

		7.	Sole Dispositive Power: 26,900 shares of Common Stock

		8.	Shared Dispositive Power: 1,074,720 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,620 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.48%

12.	Type of Reporting Person: CO

13G
CUSIP No. 294092 10 1			Page 5 of 9 Pages

1.	Name of Reporting Person: Equity Management, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Alabama

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 17,000 shares of Common Stock

		6.	Shared Voting Power: 1,084,628 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

		7.	Sole Dispositive Power: 17,000 shares of Common Stock

		8.	Shared Dispositive Power: 1,084,628 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,101,620 shares of Common Stock, of which 437,820 are receivable upon exercise of warrants.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9):* 14.48%

12.	Type of Reporting Person: OO (Limited Liability Company)

     * Based on shares of the Stock outstanding as of December 31, 2003, as reported in the Company’s Form 10-Q for the period ended November 28, 2003 (7,168,613), increased by the shares to be issued under the warrants held by Advanced Technology Asset Management, LLC (437,820) for a total of 7,606,433.

CUSIP No. 294092 10 1	13G	Page 6 of 9 Pages

ITEM 1 (A) NAME OF ISSUER:

Environmental Tectonics Corporation

ITEM 1 (B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

County Line Industrial Park, Southampton, PA 18966

ITEM 2 (A) NAME OF PERSON FILING:

Pursuant to Rules 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement on behalf of Advanced Technology Asset Management, LLC (f/k/a ETC Asset Management, LLC), an Alabama limited liability company (“Advanced”), Allied Williams Companies, Inc., a Delaware corporation which is the successor by merger to Allied Bruce Terminix Companies, Inc., an Arkansas corporation (“Allied”), Equity Management, LLC, an Alabama limited liability company (“EM”) and T. Todd Martin, III (“Martin”). Advanced, Allied, EM, and Martin are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

ITEM 2 (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The address of all Reporting Persons is 50 Midtown Park East, Mobile, Alabama 36606

ITEM 2 (C) CITIZENSHIP:

Advanced is an Alabama limited liability company. Allied is a Delaware corporation. EM is an Alabama limited liability company. Martin is a U.S. citizen.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $.05 per share (the “Stock”)

ITEM 2 (E) CUSIP NUMBER:

294092 10 1

ITEM 3.	This statement is filed pursuant to Rule 13d-1(c). The filing person is not an entity of the type listed in Items 3(a) through 3(j) of Form 13G.

ITEM 4.	OWNERSHIP:

Martin: (a) Because Martin is the manager of Advanced, which owns 1,057,720 shares of the Stock, of which 437,820 are receivable upon exercise of warrants, is an officer and director of Allied, which owns 26,900 shares of the Stock, and is the owner of 14,300 shares of the Stock jointly with his spouse, and is co-trustee (with his spouse) of two trusts for his minor children owning a total of 7,000 shares of the Stock, is the individual owner of 135,300 shares of the Stock, and is manager of EM, which owns 17,000 shares of the Stock, Martin pursuant to Rule 13d-3 may be deemed to be the beneficial owner of 1,258,220 shares,

(b) which constitutes in the aggregate, approximately 16.54% of the outstanding shares.

CUSIP No. 294092 10 1	13G	Page 7 of 9 Pages

(c) In his capacity as the manager of Advanced and EM and in his personal capacity, he has sole voting and dispositive power over 1,210,020 shares; and, as an officer and director of Allied and in his capacity as co-trustee and joint owner, he has shared voting and dispositive power over 48,200 shares.

Advanced: (a) Because Advanced owns 1,057,720 shares of the Stock, of which 437,820 are receivable upon exercise of warrants, and partially shares common management with Allied which owns 26,900 shares of the Stock and EM, which owns 17,000 shares of the Stock, pursuant to Rule 13d-3, Advanced may be deemed to be the beneficial owner of 1,101,620 shares,

(b) which constitutes in the aggregate, approximately 14.48% of the outstanding shares.

(c) Advanced has sole voting and dispositive power over 1,057,720 shares, of which 437,820 are receivable upon exercise of warrants, and has shared sole voting and dispositive power over 43,900 shares.

Allied: (a) Because Allied owns 26,900 shares of the Stock, and partially shares common management with EM, which owns 17,000 shares of the Stock, and Advanced, which owns 1,057,720 shares of the Stock, of which 437,820 are receivable upon exercise of warrants, Allied, pursuant to Rule 13d-3 may be deemed to be the beneficial owner of 1,101,620 shares,

(b) which constitutes in the aggregate, approximately 14.48% of the outstanding shares.

(c) Allied has sole voting and dispositive power over 26,900 shares; and in consideration of partial common management and ownership, has shared voting and dispositive power over 1,074,720 shares of the Stock, of which 437,820 are receivable upon exercise of warrants.

EM: (a) Because EM owns 17,000 shares of the Stock, and partially shares common management with Allied, which owns 26,900 shares of the Stock, and Advanced, which owns 1,057,720 shares of the Stock, of which 437,820 are receivable upon exercise of warrants, EM, pursuant to Rule 13d-3 may be deemed to be the beneficial owner of 1,101,620 shares,

(b) which constitutes in the aggregate, approximately 14.48% of the outstanding shares.

(c) EM has sole voting and dispositive power over 17,000 shares; and in consideration of partial common management and ownership, has shared voting and dispositive power over 1,084,628 shares of the Stock, of which 437,820 are receivable upon exercise of warrants.

ITEM 5.	N/A

ITEM 6.	N/A.

ITEM 7.	N/A.

ITEM 8.	This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1)is attached hereto as Exhibit A.

ITEM 9.	N/A.

CUSIP No. 294092 10 1	13G	Page 8 of 9 Pages

ITEM 10.	CERTIFICATION.

     By signing below each party hereto certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

ETC Asset Management, LLC

	By:	/s/ T. Todd Martin, III

T. Todd Martin, III
As Its Manager

Allied Williams Companies, Inc. (f/k/a Allied Bruce Terminix Companies, Inc.)

	By:	/s/ T. Todd Martin, III

T. Todd Martin, III
As Its Vice President

Equity Management, LLC

	By:	/s/ T. Todd Martin, III

T. Todd Martin, III
As Its Manager

T. Todd Martin, III (an individual)

	By:	/s/ T. Todd Martin, III

T. Todd Martin, III